Exhibit 99.1

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	March 31	December 31
	2021	2020
	USD thousands	USD thousands
Assets
Cash and cash equivalents	10,195	11,247
Short term deposits	45,258	46,558
Trade receivables	500	500
Other current assets	1,489	977

Total current assets	57,442	59,282

Non-current assets
Right to use assets	752	790
Fixed assets, net	207	178
Long term deposits	3,071	3,071
Intangible assets	20,482	20,482

Total assets	81,954	83,803

Liabilities
Lease liability – short term	207	207
Accounts payable	1,335	1,198
Other payables	4,431	1,693

Total current liabilities	5,973	3,098

Non-current liabilities

Lease liability	622	688
Post-employment benefit liabilities	265	265

Total non–current liabilities	887	953

Equity
Share capital, no par value	-	-
Share premium	122,077	118,909
Receipts on account of warrants	28,017	29,984
Capital reserve for share-based payments	8,825	8,115
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling
interest	(859)	(859)
Accumulated loss	(84,068)	(77,521)

Equity attributable to owners of the Company	74,753	79,389
Non-controlling interests	341	363
Total equity	75,094	79,752

Total liabilities and equity	81,954	83,803

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the period ended

March 31
2021
USD thousands
Revenues	-

Research and development expenses	5,007
Sales, general and administrative expenses	1,665
Reimbursement of legal fees	(5)

Total operating expenses	6,667

Operating loss	6,667

Expenses (income) on account of warrants	-
Finance expenses	20
Finance income	(118)
Finance expenses (income), net	(98)

Loss for the period	6,569

Loss attributable to:
Owners of the Company	6,547
Non-controlling interests	22
6,569
Loss per share data
Basic and diluted loss per ADS – USD	0.38

Number of shares used in calculating basic and diluted loss per ADS	17,377,241

Reconciliation of Adjusted Operating Loss

March 31
2021
USD thousands
Operating loss for the period	6,667
Less ESOP expenses	(710)

5,957